Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

26/11/2003

03045002

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

SEC MAIL PROCESSING RECEIVED DEC 05 2003 WASH. D.C. 155 SECTION

82-34648

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcements that we have disclosed to the Australian Stock Exchange on 26 November 2003 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

Dlw 12/8

SAM'S SEAFOOD HOLDINGS LIMITED

15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

26 November 2003

The Australian Stock Exchange Limited
Company Announcement Office

ANNOUNCEMENT TO THE MARKET

RESULTS OF AGM

Pursuant to Listing Rule 3.13.2, the Company advises the details of the outcome of each resolution put to shareholders at the 2003 Annual General Meeting of the Company held today.

RESOLUTION 1 – ADOPTION OF FINANCIAL STATEMENTS AND REPORTS

The resolution was passed on a show of hands.

RESOLUTION 2 – RE-ELECTION OF MR. RICHARD ABEL AS A DIRECTOR

The resolution was passed on a show of hands.

Attached is a schedule of proxy information as required by Section 251AA of the Corporations Law.

Ken Situ
Company Secretary

PROXY VOTES RECEIVED FOR RESULOTIONS PUT TO 2003 ANNUAL GENERAL MEETING:

ORDINARY BUSINESS	INSTRUCTIONS	NO. OF SHARES
1. Adoption of Financial Statements	For	324,845
	Against	1,012
	Discretionary	10,302
	Abstain	2,561
2. Re-election of Mr. Richard Abel	For	300,249
	Against	25,608
	Discretionary	10,302
	Abstain	2,561

SAM'S SEAFOOD HOLDINGS LIMITED

CHAIRMAN'S ADDRESS TO AGM NOVEMBER 2003

Welcome

Welcome to all of our Sam's Seafood shareholders, auditors, solicitors, advisers, management and staff. This is the first occasion in which we have been able to formally welcome our new shareholders: the holders of the Preference Shares, which were issued in June 2003.

Introduction

I am sure that you will all have read many of the press and ASX releases, and of course more recently the summary of our activities contained within the Annual Report. I will not go over these again today, but will be only too happy to field your questions later or at the conclusion of the today's meeting over morning tea.

Sam's Seafood has had a very full year to June 2003 and for the 5 months since.

Diversification

Your Board members remain committed to a continuance of their policy of diversification. We accept that a policy of 'specialisation' can lead to some further efficiencies and economies, but in our view the risk is not worth the potential gains.

Three of our current five Board members have had almost lifetime backgrounds in the seafood industry and have experienced the ups and downs of certain areas of the industry. Sam's Seafood is highly diversified in revenue sources, in products, areas of sourcing, packaging, and in particular marketing. We market to restaurants, fish and chip shops, hotels, resorts, fresh seafood outlets and to other wholesalers. We do this in Queensland, interstate and of course overseas. I mentioned our diversity in revenue sources. Sam's Seafood is not simply a seafood, or food, trader. It has gained much from developing its properties.

After the conclusion of this meeting, you will find that display stands have been set up outside to explain some of the company's activities. One of these will concentrate on Sam's Seafood's entry to the franchise takeaway trade, which we will begin rolling out within weeks. I know that you will find this stand very interesting and will be pleased to hear that these franchises will be cash flow positive.

Sam's Seafood has actively pursued a policy of building an aggregate of specialty industries through acquisitions and business development. The integration of Seaborn Seafood, has added bakery and dry goods to our comprehensive list of divisions. Mud Crabs were added with the acquisition of Gladstone Seafresh and scallops will be added at the end of December 2003 with the roll in of Enterprise Seafood. All of these, plus the gradual internal expansion, will give your company the diversity the Board is seeking.

Brand Focus

After our priority of diversification, comes our focus on branding. We are very conscious of the value of our prime name: Sam's Seafood. Whilst we are proud of the name and its background, we are forever cautious with its adoption.

Wherever possible, we utilise the name in most strategic avenues of our business. The only exception that comes to mind, is the business of bulk export of green prawns, where the product is really a 'commodity' and branding is unwise as we lose control of its chain of distribution. However you can be assured that as the future unfolds that much of the bulk export unbranded product will be diverted into fully branded and controlled product to end users.

Escrowed Shares

Recently we announced that the escrowed shares held by the Noutsatos Family were no longer under escrow. I can assure everyone that these shares are not about to come onto the market. The Family wish to retain their holdings.

Export

The export market is in its infancy for Sam's Seafood. There are simply so many opportunities. It is true that the recent lift in the exchange rate of the AUS$ against the US$ has not been good for our export sales but the effect has not been too harsh. Again our diversification has assisted with a little more products being diverted to the local domestic market.

In addition the price that we pay the producers or fishermen, is heavily leveraged by the exchange rate so to us, much of the apparent increase or decrease in the exchange rates disappears and is absorbed by the producers.

Assets / Cash Flow

Sam's Seafood has pursued a policy of revitalising their acquired properties. It is envisaged that the properties will then be sold on and leased back. This effectively crystallises the profits from property at the time of their sale. In this way the company is internally raising capital for its continued expansion, without the need to go back to shareholders or other lending institutions.

Expansion simply chews up a heap of dollars in working capital. Seafood stocks are not cheap. But this is our industry. We have learnt to accept that position- and thankfully so also have most of our bankers and supporters.

The Dividend Reinvestment Plan also assists our cash, whilst building up our shareholders equity. The DRP today is utilised by 80% of our shareholders, measured by the number of shares held.

Future Forecast

It is true that the shareholder base for Sam's Seafood is changing. The initial shareholders were predominantly small 'Mum and Dad' style shareholders. Today much more interest is being paid to the stock by southern and overseas investors.

Your Board is very proud that it has been able to meet or exceed every one of their projections. For this current year of F'04 we have forecast a further 50% increase in sales and a 30% increase in NPAT, over and above the results for the year to June 2003. Your Board is confident of achieving this very ambitious and enviable result.

NASDAQ

We believe that the NASDAQ listing announced some months ago will further consolidate our share prices. It is a well known fact that the Americans pay higher prices for growth stocks with high price earnings ratios than here in Australia.

The NASDAQ listing has been somewhat delayed, due to the numerous takeovers and other pressing projects. However I can advise you that only in the past few days that I have received what I believe to be the Draft for our submission. Your Board is committed to completing this listing as soon as possible.

The Future

Sam's Seafood has come a long way in 2 years. It will go much further in the ensuing 2 years. We are currently consolidating—something difficult for some of you to appreciate when hearing of the numerous takeovers etc. However, even whilst consolidating, we must continue to grow. This is and must continue to be, our prime focus. We aim to do this in a planned and co-ordinated fashion and continue to reward our shareholders with increased revenues and earnings per share over the ensuing year.

Thank you

Grahame Denovan
Chairman
Sam's Seafood Holdings Limited